# Appendix E
## BUSINESS PLAN OF THE DRIVERS COOPERATIVE, INC.

The Drivers Cooperative, Inc ("the Cooperative"), was originally incorporated on April 24, 2020 in the State of New York (which may be referred to as the "Cooperative", "we," "us," or "our") as "Drive Eva NYC, Inc." with a headquarters in the Bronx, New York. The Cooperative elected to be governed under the New York Worker Cooperative Corporation Law and changed its name to The Drivers Cooperative, Inc., and this election was accepted by the NY State Secretary of State on December 8, 2020. The Cooperative was established with the business purpose of revolutionizing the ride-hailing industry through worker ownership and facilitating a just, green transition to build wealth for drivers.

The New York legislature found that worker cooperatives:

> provide a means by which enterprises may be democratically controlled and operated by their own workers. It is expected that such cooperative ownership will result in increased job satisfaction and increased productivity and will enable workers to receive the fullest economic benefits from their endeavors. It is also expected that the establishment of cooperatives under this article will result in the creation of new jobs in all economic sectors, will offer greater economic stability in the communities of this state and will discourage the movement of capital and jobs out of this state.

As a result of this finding, the New York Worker Cooperative Law was passed. This law requires a worker cooperative to issue a class of voting stock designated as "membership shares" to its workers where each worker owns only one equity share, and only members may own such shares (See Article 5-A of the Worker Cooperative Corporations, Consolidated Laws of New York: https://www.nysenate.gov/legislation/laws/CCO/88). The Bylaws of the Cooperative empowers the Board of Directors to establish criteria for the issuance of Membership Shares. Currently, under the Bylaws of the Cooperative, membership in the Cooperative is open only to "any New York City Taxi and Limousine Commission-licensed drivers and other app-based drivers." At this time, the Cooperative is wholly owned by app-based drivers in the greater New York City area and no one else.

Specifically, the Company operates an app-based ride-hailing service throughout New York City, and plans to expand across the world. In addition to the core business of ride-hailing, the Cooperative operates as a purchasing cooperative for driver-members in order to reduce drivers' expenses. A purchasing cooperative is a corporation that is owned and controlled by its members with the purpose of sharing costs of purchases, in the case of The Drivers Cooperative for vehicles, insurance, repairs, car washes, fuel, and other inputs of the industry.

Organizational Structure

The operations and business development of the Cooperative are the responsibility of the Management Team, which hires staff to execute core functions such as technology, operations, marketing, customer service, and Member education.

The Management Team is accountable to a multi-stakeholder Board of Directors and Driver Board. No constituency has an absolute majority on the Board of Directors in order to encourage the formation of consensus around decisions to meet the needs of all stakeholders.

Composition of the Board of Directors includes:

1. Driver Representatives: 3 representatives with 1 vote per person with plans to increase to 5 representatives triggered by an increase in driver trips. For instance, we will add one representative who will have one vote when the monthly average of daily trips reaches 5,000/day and an additional representative when the monthly average of trips reaches 10,000/day.
2. Management Team and Staff Representatives: 2 representatives at 1 vote each and increasing to 3 representatives when average daily trips reach 5,000/day. New board members representing the Management Team and Staff are elected by the Management Team and Staff for two-year terms.
3. Independent Director: an Advisor that is elected by the Management Team and who serves a two-year term.

The Board of Directors has hiring and firing authority over management, approves the annual budget, decides the Cooperative's fees and management compensation, and annual dividend payouts (called patronage).

In addition to the Board of Directors, key decisions in the Cooperative that most directly impact the lives of drivers are controlled by an elected Driver Board. The composition of the Driver Board must reflect the diversity of the communities that make up New York City's Taxi and Limousine Commission-licensed workforce. The responsibilities of the Driver Board include:

- Certifying new driver members

- Conducting coaching and administering corrective action for Driver Members and Rider Members through a progressive disciplinary policy and due process.

- Adopting a Driver Operating Manual that contains policies Driver Members are expected to follow. The Driver Operating Manual must be distributed to all Members at least annually, and must be made available to all Members through a password-protected section of the Cooperative's Website.

Brand Positioning

For drivers:

a. Take home more pay per trip;
b. Reduce expenses through cooperative purchasing;

c.      Become a worker-owner and receive a share of the profits and control over the Cooperative through voting power.

For customers:

a.      Social value: "Workers for workers;"
b.      Lower prices and driver-owned;
c.      Profits circulate locally to build wealth for our community.

## Operations

We have brought on over 3,000 drivers and 30,000 riders.  We offer both pre-scheduled trips to businesses, political candidates, and government agencies, as well as on-demand and pre-arranged trips to consumers. For pre-arranged trips, drivers are paid a minimum $35-50 for this work, with the cooperative taking a 10% administrative fee on top of these earnings. For consumer trips, drivers are paid 10-50% above the minimum wages set by the Taxi and Limousine Commission, and the cooperative takes a 15% commission from the rider fare.

## Market Size

Revenue deriving from ride-hailing apps within the U.S was over $66 billion in 2019 with over 90 million active users[1] 7.5% of this market, about $5 billion, is in New York City, where the Cooperative has initially launched. The Cooperative targets consumer-riders who are socially-conscious and would prefer to support a worker-owned business.

There are currently 50,000 drivers in NYC using the app of our competitors. The cost of switching from these competitors to us is very close to zero, while the benefits are substantial:

1. **Better pay** - The Cooperative drivers will take home 10% or more more per ride than its competitors.
2. **Profit sharing**- Profits will be returned to driver-members of the Cooperative as patronage dividends on an annual basis.
3. **Cooperative Purchasing** - members of the Cooperative receive eligibility to join the LES People's Federal Credit Union to access low-cost vehicle financing and other discounts on key inputs of the sector.
4. **Control** - Driver-members of the Cooperative are allowed to vote annually for members of the Board of Directors, and the Driver Board, as well as participate in monthly meetings and educational programming.

## Competitors

There are only two ride-hailing companies that are operating substantially in New York City (our target area), with about 85,000 drivers doing 700,000 rides per day before the COVID-19 Pandemic. During the pandemic, the industry remains massive, with approximately 50,000 drivers completing 400,000 rides/day.

We have several competitive advantages over our competitors:

1. **Driver Appeal**: Driver-members of the Cooperative earn more money, have voting control over the business, and receive better worker benefits. This appeal reduces driver acquisition costs for the cooperative and increases quality of operations by harmonizing the interests of drivers with the platform.
2. **Drivers as Marketers.** Our members are likely to spread the word about the better benefits, driver-member control, and the increased payouts than that of our competitors. We will also incentivize driver loyalty through profit-sharing incentives.
3. **Socially conscious consumers**: Through customer interviews, we know that the first cohort of consumer-riders who use the Cooperative's ride-hailing app are socially-conscious and are likely to be motivated to spend money on a ride-hailing app that is worker-owned. We have validated this hypothesis through the experience of our launch. Over 30,000 consumers downloaded the app in June 2021 simply as a result of hearing about the app through earned media and social media

Pricing

The Cooperative offers customers an easy to use, low-cost logistics solution via a ride-hailing app very similar to our competitors. Currently, our testing indicates we charge our consumer-riders around 5% less than our competitors. We monitor pricing on an hourly basis and adjust periodically to remain competitive, while providing as much stability and predictabilty for our driver members as possible. A typical trip is about 20 minutes covering about five miles and costs a customer about $19.22 in total. The Cooperative takes a 15% fee from consumer-riders, earning on average $2.83 per ride. If conditions return to pre-COVID volumes of 700,000 ride-hailing rides per day in New York City, the market size for the Cooperative is $5 billion per year in New York City alone.